James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Dean Seavers (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Jack Truong (USA) Company number: 485719 ARBN: 097 829 895 8 July 2021 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam The 2021 Annual General Meeting of James Hardie Industries plc (James Hardie) will be held on Thursday, 26 August 2021 at 11:00pm (Dublin time) / Friday, 27 August 2021 at 8:00am (Sydney time) in James Hardie’s Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, D02 WR20, Ireland and simultaneously via teleconference. Security holders wishing to (a) place an item on the agenda of the AGM must submit a request in accordance with Articles 53(b) and 53(c) of James Hardie’s Articles of Association, or (b) make a director nomination must submit a request in accordance with Article 111 (b)(ii) of James Hardie’s Articles of Association, in each case by either: • Delivering a hard copy of the request to James Hardie’s registered office: Europa House, 2nd Floor Harcourt Centre, Harcourt Street Dublin 2, D02 WR20, Ireland; or • Emailing a soft copy of the request to: investor.relations@jameshardie.com.au. The closing date for receipt of nominations from persons wishing to be considered for election as a director of James Hardie is Thursday, 15 July 2021. Exhibit 99.2

Regards Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko.